Exhibit 99.6

DOCUMENT LODGED WITH THE FINANCIAL SERVICES AUTHORITY

21 May 2008

Two copies of the document listed below have been submitted to The Financial Services Authority and will be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Document submitted:

Prospectus in relation to Rights Issue

Copies of the Prospectus are also available at the Company’s registered office:

Imperial Tobacco Group PLC

P O Box 244

Upton Road

Bristol BS99 7UJ

Enquiries

Alex Parsons (Head of Corporate Communications)

Telephone: +44 (0) 117 933 7241

Simon Evans (Group Press Officer)

Telephone: +44 (0) 117 933 7375

John Nelson-Smith (Investor Relations Manager)

Telephone: +44 (0) 117 933 7032

Nicola Tate (Investor Relations Manager)

Telephone: +44 (0) 117 933 7082

The information contained herein does not constitute an offer of securities for sale or solicitation of an offer to purchase securities in any jurisdiction, including in the United States. The New Shares, Fully Paid Rights and Nil Paid Rights will not be offered or sold in the United States unless registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or pursuant to an exemption from such registration.   The New Shares, Fully Paid Rights and Nil Paid Rights have not been and will not be registered under the Securities Act and no public offering of the New Shares, Fully Paid Rights and Nil Paid Rights will be made in the United States.

This is an advertisement and not a prospectus and investors should not subscribe for or purchase any securities referred to in this document except on the basis of information in the Prospectus.

Without limitation, the contents of the websites of the Imperial Tobacco group do not form part of this announcement.